Section II: Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings

IHSMarkit [and/or SwapOne]
450 W. 33rd Street, 5th floor
New York, NY 10001

Effective Date: 08-16-2021
Termination Date:

Briefly describe the nature of the arrangement with respect to books or records (13A): Bank of Nova Scotia uses HIS Markit for electronic storage of blotter and ledger records.

Global Relay
220 Cambie St., 2nd Floor
Vancouver, BC V6B 2M9
Attention: Legal

Effective Date: 05-05-15
Termination Date:

Briefly describe the nature of the arrangement with respect to books or records (13A): Bank of Nova Scotia uses Global Relay for storage of records of voice and electronic communications.]

RedBox
180 Maiden Lane, Floor 10
New York, NY 10038

Effective Date: 01-31-2020
Termination Date:

Briefly describe the nature of the arrangement with respect to books or records (13A): Bank of Nova Scotia uses Global Relay for storage of records of voice and electronic communications.

Broadridge
5 Dakota Drive, Suite 300
Lake Success, NY 11042

Effective Date: 09-18-2008
Termination Date:

Briefly describe the nature of the arrangement with respect to books or records (13A): Bank of Nova Scotia uses Broadridge for electronic storage of records related to cash reporting and confirmations for securities.

ICE
5660 New Northside Drive, NW, Third Floor
Atlanta, GA 30328

Effective Date:
Termination Date:

Briefly describe the nature of the arrangement with respect to books or records (13A): Bank of Nova Scotia uses ICE for storage of portfolio compression electronic records.
